EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports strong third quarter 2026 operating and financial results
Revising 2026 outlook higher and extending to a five-year outlook through to 2031
Announced approximately $3 billion of new growth projects

CALGARY, Alberta – November 5, 2026 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) released its third quarter results today. François Poirier, TC Energy's President and Chief Executive Officer commented, "TC Energy's 75th year continues to demonstrate the strength of our integrated North American footprint. Through the first nine months of 2026, exceptional operational performance across our natural gas systems, constructive settlement outcomes and projects placed in service ahead of schedule and under budget have supported an increase to our 2026 comparable EBITDA1 outlook to $11.8 to $12.0 billion.” Poirier continued, “Beyond 2026, we expect that our growth will be driven by the continued conversion of our origination pipeline into sanctioned capital projects. With approximately $6 billion of growth projects sanctioned year-to-date 2026 at a weighted average build multiple2 of approximately 6.5 times, along with approximately $6 billion in pending approval and more than $40 billion of additional anticipated high-return, low-risk opportunities in origination, we have confidence in providing a five-year comparable EBITDA compound annual growth rate of five to seven per cent out to 2031. Our continued delivery around project execution, operational and commercial excellence reflects our continued focus on executing our selective portfolio of growth projects to deliver solid growth, low risk and repeatable performance.”
Financial Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Third quarter 2026 financial results from continuing operations:
◦Comparable earnings1 of $1.0 billion or $0.94 per common share1 compared to $0.8 billion or $0.77 per common share in third quarter 2025
◦Net income attributable to common shares of $1.0 billion or $0.98 per common share compared to $0.8 billion or $0.78 per common share in third quarter 2025
◦Comparable EBITDA of $3.0 billion compared to $2.7 billion in third quarter 2025
◦Segmented earnings of $2.3 billion compared to $1.9 billion in third quarter 2025
•TC Energy’s Board of Directors declared a quarterly dividend of $0.8775 per common share for the quarter ending Dec. 31, 2026
•2026 outlook:
◦Comparable EBITDA is revised higher and now expected to be in the range of $11.8 to $12.0 billion3
◦Comparable earnings per common share (EPS) outlook is expected to be higher than 2025, consistent with our 2025 Annual Report
1 Comparable EBITDA, comparable earnings and comparable earnings per common share are non-GAAP measures used throughout this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measures are Segmented earnings, Net income attributable to common shares and Net income per common share, respectively. We do not forecast Segmented earnings. For more information on non-GAAP measures, refer to the Non-GAAP and Supplementary financial measure section of this news release.
2 Build multiple is a non-GAAP ratio calculated by dividing capital expenditures by comparable EBITDA. Weighted average build multiple is calculated across all projects based on each project's capital expenditures. Please note our method for calculating build multiple may differ from methods used by other entities. Therefore, it may not be comparable to similar measures presented by other entities. For more information on non-GAAP measures and the supplementary financial measure, refer to the Non-GAAP and Supplementary financial measure section of this news release.
3 Based on forecasted 2026 annual average USD/CAD foreign exchange rate of 1.38.

◦Capital expenditures are anticipated to be at the lower end of $6.0 to $6.5 billion prior to adjustments for non-controlling interests, or $5.5 to $6.0 billion of net capital expenditures1
•2027 and 2031 outlooks:
◦2027 comparable EBITDA is expected to be $12.3 to $12.5 billion
◦2027 capital expenditures are expected to be $6.7 to $7.2 billion prior to adjustments for non-controlling interests, or $6.0 to $6.5 billion of net capital expenditures
◦Five-year comparable EBITDA compound annual growth rate is expected to be five to seven per cent.
Operational Highlights
•Canadian Natural Gas Pipelines deliveries averaged 24.3 Bcf/d, up 6 per cent compared to third quarter 2025
◦NGTL System receipts averaged 14.3 Bcf/d, up 2 per cent compared to third quarter 2025
◦Canadian Mainline Western receipts averaged 4.3 Bcf/d, up 7 per cent compared to third quarter 2025
•U.S. Natural Gas Pipelines daily average flows were 27.0 Bcf/d, up 3 per cent compared to third quarter 2025
◦Deliveries to power generators averaged 3.7 Bcf/d, up 2 per cent compared to third quarter 2025
•Mexico Natural Gas Pipelines flows averaged 3.7 Bcf/d, up 8 per cent compared to third quarter 2025
◦Power plant deliveries averaged 1.5 Bcf/d, up 4 per cent compared to third quarter 2025
•Bruce Power achieved 96.6 per cent availability in third quarter 2026
•Cogeneration power plant fleet achieved 89.6 per cent availability in third quarter 2026, primarily reflecting fall planned outages.
Project Highlights
•Announced approximately $3 billion of new, low-risk, in-corridor growth projects. Year-to-date, sanctioned capital projects now total approximately $6 billion at a weighted average build multiple of approximately 6.5 times
◦Approved the Crossroads Expansion project with an expected build multiple of approximately 6.0 times. This is an expansion of our Crossroads pipeline system designed to provide incremental capacity of 1.4 Bcf/d to support growing power generation demand, including data centres, in the U.S. Midwest. The project is supported by long-term         take-or-pay contracts. It has an anticipated in-service date in 2030, and the estimated project cost is approximately US$1.8 billion
◦Approved the American Midwest project in connection with the Crossroads Expansion project with an expected weighted average build multiple of approximately 6.0 times. The project is an expansion of our Northern Border pipeline system designed to provide incremental capacity of 1.0 Bcf/d to support growing power generation demand, including data centres, in the U.S. Midwest. It is supported by long-term take-or-pay contracts. It has an anticipated in-service date in 2030 and a total estimated project cost of approximately US$0.4 billion, of which our proportionate share of equity contributions is approximately US$0.1 billion

1 Net capital expenditures are adjusted for the portion attributed to non-controlling interests and is a supplementary financial measure used throughout this news release. For more information on non-GAAP measures and the supplementary financial measure, refer to the Non-GAAP and Supplementary financial measure section of this news release.

◦Approved the Coastal GasLink Phase 2 Expansion following a positive final investment decision by LNG Canada and its joint venture participants. With an estimated project cost of $4.9 billion, the project will add five compressor stations and associated facility modifications, increasing firm transportation capacity by approximately 2.0 Bcf/d to approximately 4.5 Bcf/d. Construction is expected to commence in early 2027, with an anticipated in-service date in the early 2030s. LNG Canada will lead project execution and construction, and the commercial structure includes defined limits on Coastal GasLink LP's capital commitments and exposure to construction cost and schedule risk. Coastal GasLink LP secured project-level financing of up to $3.3 billion, and our proportionate share of committed equity is up to approximately $250 million
◦Approved the ANR Optimization project, an expansion of our ANR pipeline system designed to provide approximately 0.3 Bcf/d of firm transportation service to support coal-to-gas conversion, with an anticipated in-service date in 2029 and an estimated project cost of approximately US$0.1 billion
•Completed a transaction with FN CGL Pipeline Limited Partnership, an Indigenous-led investment entity representing five First Nations, providing participating communities with an economic interest in the entity that holds our limited partner interest in Coastal GasLink. A second transaction involving additional First Nations is expected to close in fourth quarter 2026
•Year-to-date, we placed approximately $2.5 billion of projects in service, and we continue to expect approximately $3.4 billion of capital to be placed in service in 2026. We also expect to place approximately $4.5 to 5.0 billion of capital into service in 2027. Projects placed in service from 2025 to 2026 year-to-date were delivered more than 10 per cent under budget in aggregate, including:
◦Placed the Gillis Access project extension in service on Nov. 1, 2026, with a total project cost of approximately US$0.4 billion, to connect supplies from the Haynesville basin at Gillis
•Bruce Power commenced the Unit 5 Major Component Replacement (MCR) in November 2026. Unit 4 MCR is ahead of schedule and under budget; calandria tube installation using robotic tooling pioneered on Unit 3 was completed 25 days faster than on Unit 3. Bruce Power also set a world record of 20 calandria tubes installed in a 24-hour period
•Advanced U.S. rate case settlements. FERC approved the Great Lakes Stipulation and Agreement of Settlement on Sept. 15, 2026, and on Oct. 15, 2026, GTN filed the Stipulation and Agreement of Settlement with FERC subject to approval.

	three months ended September 30		nine months ended September 30
(millions of $, except per share amounts)	2026	2025	2026	2025

Income
Net income (loss) attributable to common shares from continuing operations	1,026	813	2,912	2,653
per common share – basic	$0.98	$0.78	$2.79	$2.55

Segmented earnings (losses)
Canadian Natural Gas Pipelines	531	533	1,585	1,600
U.S. Natural Gas Pipelines	1,013	801	3,080	2,817
Mexico Natural Gas Pipelines	411	407	1,197	809
Power and Energy Solutions	308	190	749	637
Corporate	(1)	(3)	(5)	(15)
Total segmented earnings (losses)	2,262	1,928	6,606	5,848

Comparable EBITDA from continuing operations
Canadian Natural Gas Pipelines	953	913	2,833	2,726
U.S. Natural Gas Pipelines	1,246	1,062	3,961	3,518
Mexico Natural Gas Pipelines	446	416	1,287	968
Power and Energy Solutions	360	266	964	791
Corporate	(1)	(3)	(5)	(15)
Comparable EBITDA from continuing operations	3,004	2,654	9,040	7,988
Depreciation and amortization	(749)	(701)	(2,209)	(2,050)
Interest expense included in comparable earnings	(883)	(848)	(2,581)	(2,535)
Allowance for funds used during construction	64	55	163	417
Foreign exchange gains (losses), net included in comparable earnings	11	22	40	67
Interest income and other included in comparable earnings	16	47	83	147
Income tax (expense) recovery included in comparable earnings	(303)	(260)	(935)	(846)
Net (income) loss attributable to non-controlling interests included in comparable earnings	(149)	(136)	(518)	(468)
Preferred share dividends	(28)	(28)	(85)	(84)
Comparable earnings from continuing operations	983	805	2,998	2,636
Comparable earnings per common share from continuing operations	$0.94	$0.77	$2.88	$2.53

	three months ended September 30		nine months ended September 30
(millions of $, except per share amounts)	2026	2025	2026	2025

Cash flows
Net cash provided by operations	1,782	1,920	6,602	5,452
Comparable funds generated from operations[1]	2,236	1,790	6,568	5,703
Capital spending[2]	1,412	1,506	3,842	4,694
Dividends declared
per common share	$0.8775	$0.85	$2.6325	$2.55
Basic common shares outstanding (millions)
– weighted average for the period	1,042	1,040	1,042	1,040
– issued and outstanding at end of period	1,042	1,041	1,042	1,041
1Comparable funds generated from operations is a non-GAAP measure used throughout this news release. This measure does not have any standardized meaning under GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measure is net cash provided by operations. For more information on non-GAAP measures, refer to the Non-GAAP and Supplementary financial measure section of this news release.
2Capital spending reflects cash flows associated with our Capital expenditures, Capital projects in development and Contributions to equity investments. Refer to Note 4, Segmented information of our Condensed consolidated financial statements for additional information.

CEO Message
In our 75th year, TC Energy continued to deliver strong third quarter results, reflecting the strength of our integrated North American footprint and consistent execution excellence across our businesses. Comparable EBITDA increased 13 per cent and segmented earnings increased 17 per cent compared to third quarter 2025. Based on our performance through the first nine months of the year, we have raised our 2026 comparable EBITDA outlook to $11.8 to $12.0 billion, while maintaining debt-to-EBITDA1 below our 4.75 times long-term target. This outperformance is driven primarily by strong availability across our assets, constructive settlements and commercial agreements across our U.S. natural gas systems, incremental storage and park and loan revenues, incentive earnings under our Canadian settlements, and projects placed in service ahead of schedule and under budget.
Including new capital projects announced today, we have sanctioned approximately $6 billion in 2026 at a weighted average build multiple of approximately 6.5 times, within our targeted range of five to seven times and several accelerated in-service dates in 2029 and 2030. Disciplined execution continues to convert our capital program into financial results. To date we have placed approximately $2.5 billion of projects in service, and we continue to expect approximately $3.4 billion to be placed in service in 2026. Projects placed in service from 2025 to 2026 year-to-date were delivered more than 10 per cent under budget in aggregate. At Bruce Power, the Unit 5 Major Component Replacement (MCR) commenced in November. Innovations pioneered on Unit 3, including robotic tooling, continue to drive efficiencies on Unit 4, where calandria tube installation was completed 25 days faster than on Unit 3.
Supportive market fundamentals and policy developments across Canada, the U.S. and Mexico continue to reinforce our long-term growth outlook. We expect North American natural gas demand to grow by approximately 51 Bcf/d from 2025 to 2035, led by LNG exports and natural gas-fired power generation, with growth concentrated in regions served by our network. In Canada, power demand is expected to double by 2050, creating opportunities to leverage our existing natural gas and power footprint where we can selectively advance opportunities supported by long-term contracts, attractive returns and disciplined risk allocation.
This momentum is translating into a growing portfolio of high-quality projects at the intersection of natural gas and power. In U.S. Natural Gas Pipelines, we approved the Crossroads Expansion project and the American Midwest project, which will add 1.4 Bcf/d and 1.0 Bcf/d of capacity, respectively, into the U.S. Midwest where natural gas demand, including from data centres, is expected to grow by more than 5 Bcf/d by 2035. Together, they represent approximately US$1.9 billion of net capital at a build multiple of approximately 6.0 times, underpinned by 20-year take-or-pay contracts. These projects prove our network advantage where one expansion creates downstream opportunities for others.
In Western Canada, Coastal GasLink Phase 2 is proceeding following LNG Canada's positive final investment decision on its Phase 2 expansion. Phase 2 will add five compressor stations along the existing route, nearly doubling the pipeline's capacity without the construction of new pipe and will enable incremental capital-efficient access to global markets for Canadian natural gas. Under the Phase 2 agreements, LNG Canada will lead construction as execution manager, Coastal GasLink will remain owner and operator, and Coastal GasLink's capital commitments and overall exposure to construction cost and schedule risk are limited. In October, we also completed a transaction providing five First Nations with an economic interest in the entity that holds our limited partner interest in Coastal GasLink, and a second transaction involving additional First Nations is expected to close by the end of the year.
Our performance and nearly $25 billion of sanctioned projects underpin our extended five-year outlook. We now expect comparable EBITDA to grow at a compound annual growth rate of five to seven per cent from 2026 to 2031. That growth is also currently supported by approximately $6 billion of projects pending approval and more than $40 billion of additional opportunities in origination. With approximately 98 per cent of our comparable EBITDA generated from rate-regulated assets
1 Debt-to-EBITDA is a non-GAAP ratio. Adjusted debt and adjusted comparable EBITDA are non-GAAP measures used to calculate debt-to-EBITDA. For more information on non-GAAP measures, refer to the Non-GAAP and Supplementary financial measure section of this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

or long-term take-or-pay contracts, our growth remains low-risk and highly visible. The outlook also builds on our track record of meeting or exceeding our comparable EBITDA outlook in each year since 2021.
For 75 years, TC Energy has connected North America to the energy it needs. Our results through the first nine months of 2026 show that our strategy is working and that our assets are well positioned to serve the next generation of energy demand. As we enter our next chapter, our priorities remain unchanged: maximizing the value of our assets, executing our selective portfolio of growth projects, and ensuring financial strength and agility to create long-term value for our shareholders.
Dividends
TC Energy’s Board of Directors declared a quarterly dividend of $0.8775 per common share for the quarter ending Dec. 31, 2026, equivalent to $3.51 on an annualized basis. The common share dividend is payable on Jan. 29, 2027, to shareholders of record at the close of business on Dec. 31, 2026.
The Board of Directors also declared dividends on the outstanding Cumulative First Preferred Shares (preferred shares). Information related to the preferred shares dividends is available on our website under TC Energy – Shareholder Information.

Teleconference and Webcast
We will hold a teleconference and webcast on Thursday, Nov. 5, 2026, to discuss our third quarter financial results. The event will also include an update to the Company’s financial outlook along with other developments.
François Poirier, TC Energy President and Chief Executive Officer; Sean O’Donnell, Executive Vice-President and Chief Financial Officer and other members of the executive leadership team will discuss the financial results as well as the Company’s strategic priorities, long-term outlook and growth objectives at 8:30 a.m. ET / 7:30 a.m. ABT.
Members of the investment community and other interested parties are invited to participate by calling 1-800-990-2777 (North America toll free) or 1-416-855-9085 (International toll). Conference ID: 20408. Please dial in 15 minutes prior to the start of the call.
A live video webcast of the teleconference will be available on TC Energy’s website at TC Energy — Events and presentations or via the following URL: https://meetings.lumiconnect.com/400-800-630-944. The webcast will be available for replay following the meeting.
The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We are a leader in North American energy infrastructure, spanning Canada, the U.S. and Mexico. For over 75 years, we have proudly connected the world to the energy it needs. Every day, we move more than 30 per cent of the natural gas used across the continent and connect LNG exports to global markets—powering communities and industries. Complemented by strategic ownership and low-risk investments in power generation, our infrastructure delivers affordable, reliable and sustainable energy across North America.
We carry forward a legacy of nation‑building energy infrastructure and strong partnerships. By working with communities,  businesses and leaders across our extensive energy network, we create opportunities today and for generations to come.
TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

Forward-Looking Information
This release includes certain forward-looking information, including future oriented financial information or financial outlook, which is intended to help current and potential investors understand management’s assessment of our future plans and financial outlook, and our future prospects overall. Statements that are forward-looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.
Our forward-looking information in this release includes, but is not limited to, statements related to: expectations with respect to our 2026 and 2027 comparable EBITDA outlooks, our 2031 comparable EBITDA outlook and the expected five-year comparable EBITDA compound annual growth rate from 2026 to 2031, comparable earnings in total and per common share, including our expectation that 2026 comparable EPS will be higher than 2025, and the sources and drivers thereof, expectations with respect to anticipated 2026 and 2027 capital expenditures and net capital expenditures and the timing thereof, expectations with respect to identified approved and future projects and associated capital expenditures, build multiples, contractual underpinnings, timelines, in-service dates, and outcomes, expectations with respect to the commercial structure, project execution, project-level financing and our committed equity contribution for the Coastal GasLink Phase 2 Expansion, expectations with respect to the approximate value of projects pending approval and opportunities in origination and our ability to convert such opportunities into sanctioned projects, expectations with respect to completed projects and transactions and expected impacts thereof, expectations on rate case settlements, including FERC approval of the GTN Stipulation and Agreement of Settlement, and timing of approved settlement terms, expectations with respect to the approximate value of projects to be placed in-service, expectations with respect to our strategic priorities, and the execution thereof, expectation on the value of and risk profile of our incremental growth projects, expectations with respect to our ability to maximize the value of our assets through safety and operational excellence, expectations regarding financial ratio targets such as debt-to-EBITDA, including maintaining debt-to-EBITDA below our 4.75 times long-term target, expectations with respect to our environmental and sustainability targets, including our methane emissions intensity reduction target, expectations on long-term value creation, expected cost and schedules for planned projects, including projects under construction and in development, expectations about energy demand levels and drivers thereof, including expected growth in natural gas demand and power demand, and our ability to meet expected energy demand, expectations regarding the competitive positioning and long-term value contribution of specific assets and our ability to capture growth opportunities, expectations about our ability to execute our identified portfolio of growth projects and ensure financial strength and agility, our ability to deliver low-risk, solid growth and repeatable performance, expected industry, market and economic conditions, and ongoing trade negotiations, including their expected impact on our business, customers and suppliers.
Our forward-looking information is based on certain key assumptions and is subject to risks and uncertainties, including but not limited to: our ability to sanction and complete projects pending approval and to convert opportunities in origination into sanctioned projects at targeted build multiples; our ability to execute long-term commercial contracts, including take-or-pay and capacity contracts, on acceptable terms and within expected timeframes; the timing, cost and completion of capital projects; the availability of project-level financing; the timing and outcome of rate case settlements and the receipt of regulatory and permitting approvals; growth in natural gas and power demand; our ability to maintain credit ratings and financial ratios consistent with our targets; foreign exchange rates, interest rates, tax rates and inflation; and industry, market, economic and trade conditions over the five-year outlook period.
All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2025 Annual Report filed under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov and

the "Forward-looking information" section of our Report on Sustainability which is available on our website at www.TCEnergy.com.

Non-GAAP and Supplementary Financial Measure
This release contains references to the following non-GAAP measures: comparable EBITDA, comparable EBITDA CAGR, comparable earnings, comparable earnings per common share and comparable funds generated from operations. It also contains references to debt-to-EBITDA, a non-GAAP ratio, which is calculated using adjusted debt and adjusted comparable EBITDA, each of which are non-GAAP measures. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Refer to: (i) each business segment for a reconciliation of comparable EBITDA to segmented earnings (losses); (ii) Consolidated results section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) Financial condition section for a reconciliation of comparable funds generated from operations to Net cash provided by operations. With respect to comparable EBITDA CAGR, it represents the compound annual growth rate in comparable EBITDA over the applicable period, calculated using beginning-period and ending-period comparable EBITDA. Refer to the Non-GAAP Measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use. The MD&A is included with, and forms part of, this release. The MD&A can be found on SEDAR+ at www.sedarplus.ca under TC Energy's profile.
With respect to non-GAAP measures used in the calculation of debt-to-EBITDA, adjusted debt is defined as the sum of Reported total debt, including Notes payable, Long-term debt, Current portion of long-term debt and Junior subordinated notes, as reported on our Consolidated balance sheet as well as Operating lease liabilities recognized on our Consolidated balance sheet and 50 per cent of Preferred shares as reported on our Consolidated balance sheet due to the debt-like nature of their contractual and financial obligations, less Cash and cash equivalents as reported on our Consolidated balance sheet and 50 per cent of Junior subordinated notes as reported on our Consolidated balance sheet due to the equity-like nature of their contractual and financial obligations. Adjusted comparable EBITDA is calculated as the sum of comparable EBITDA from continuing operations and comparable EBITDA from discontinued operations excluding Operating lease costs recorded in Plant operating costs and other in our Consolidated statement of income and adjusted for Distributions received in excess of (income) loss from equity investments and a Loan from affiliate as reported in our Consolidated statement of cash flows which we believe is more reflective of the cash flows available to TC Energy to service our debt and other long-term commitments. Beginning in 2025, we entered into a subordinated demand revolving credit facility to borrow funds from the Sur de Texas joint venture and received proceeds totaling $111 million during the year. We believe that debt-to-EBITDA provides investors with useful information as it reflects our ability to service our debt and other long-term commitments. See the Reconciliation section for reconciliations of adjusted debt and adjusted comparable EBITDA for the years ended Dec. 31, 2023, 2024 and 2025.
This release contains references to build multiple, which is a non-GAAP ratio which is calculated using capital expenditures and comparable EBITDA, of which comparable EBITDA is a non-GAAP measure. We believe build multiple provides investors with a useful measure to evaluate capital projects.
This release also contains references to net capital expenditures, which is a supplementary financial measure. Net capital expenditures represent capital costs incurred for growth projects, maintenance capital expenditures, contributions to equity investments and projects under development, adjusted for the portion attributed to non-controlling interests in the entities we control. Net capital expenditures reflect capital costs incurred during the period, excluding the impact of timing of cash payments. We use net capital expenditures as a key measure in evaluating our performance in managing our capital spending activities in comparison to our capital plan.

Reconciliation
The following is a reconciliation of adjusted debt and adjusted comparable EBITDA1.

	year ended December 31
(millions of Canadian $)	2025	2024	2023

Reported total debt	60,086	59,366	63,201
Management adjustments:
Debt treatment of preferred shares[2]	1,128	1,250	1,250
Equity treatment of junior subordinated notes[3]	(6,047)	(5,524)	(5,144)
Cash and cash equivalents	(168)	(801)	(3,678)
Operating lease liabilities	431	511	457
Adjusted debt	55,430	54,802	56,086

Comparable EBITDA from continuing operations[4]	10,952	10,049	9,472
Comparable EBITDA from discontinued operations[4]	—	1,145	1,516
Operating lease cost	112	117	105
Distributions received in excess of (income) loss from equity investments	342	67	(123)
Loan from affiliate	111	—	—
Adjusted Comparable EBITDA	11,517	11,378	10,970

Adjusted Debt/Adjusted Comparable EBITDA[1]	4.8	4.8	5.1
1Adjusted debt and adjusted comparable EBITDA are non-GAAP measures. The calculations are based on management methodology. Individual rating agency calculations will differ.
250 per cent debt treatment on $2.3 billion of preferred shares as of Dec. 31, 2025.
350 per cent equity treatment on $12.1 billion of junior subordinated notes as of Dec. 31, 2025. U.S. dollar-denominated notes translated at Dec. 31, 2025, USD/CAD foreign exchange rate of 1.37.
4Comparable EBITDA from continuing operations and Comparable EBITDA from discontinued operations are non-GAAP financial measures. See the Forward-looking information and Non-GAAP measures sections in our 2025 Annual Report for more information. Comparable EBITDA from discontinued operations represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of earnings in 2023. Refer to the Discontinued operations section in our 2024 Annual Report for additional information.

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